MIVIUM, INC.

1800 Tyler Ave.,

South El Monte, CA 91733

September 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Aliya Ishmukhamedova

Re:	Mivium, Inc.
Offering Statement on Form 1-A filed on August 4, 2023
File No. 024-12309

Dear Ms. Ishmukhamedova:

Mivium, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Offering Statement so that it will become effective at 5:00 p.m. Eastern Time on September 21, 2023, or as soon as thereafter practicable.

Please contact Louis A. Bevilacqua of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 100, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,

Mivium, Inc.

/s/ Eric Tsai
By:	Eric Tsai
Title:	Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.